                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

(Mark one):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

      For the fiscal year ended December 31, 2000.


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from          to          .
                                     --------    ---------

Commission file number   0-24425
                         -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


          King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620
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           KING PHARMACEUTICALS, INC. 401(K) RETIREMENT SAVINGS PLAN
                               TABLE OF CONTENTS


                                                                                  PAGE
Report of Independent Accountants                                                   2

Financial Statements

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2000 and 1999                                               3

   Statements of Changes in Net Assets Available for Plan Benefits
     for the year ended December 31, 2000                                           4

   Notes to Financial Statements                                                   5-8

   Supplemental Schedule

       Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes
         as of December 31, 2000                                                    9

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 11, 2001
Atlanta, Georgia

           KING PHARMACEUTICALS, INC. 401(K) RETIREMENT SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 2000 AND 1999

                                                  2000           1999

ASSETS
Investments, at fair value                     $28,420,194    $19,429,513


Receivables:
   Contributions receivable
     Participant                                   129,417        650,673
     Employer                                       51,314          6,517
   Accrued Income                                   13,888          8,293


Cash                                                   121        112,608
                                               -----------    -----------

     Net assets available for plan benefits    $28,614,934    $20,207,604
                                               ===========    ===========





   The accompanying notes are an integral part of these financial statements.

           KING PHARMACEUTICALS, INC. 401(K) RETIREMENT SAVINGS PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                         2000
Additions to net assets attributed to:
    Participant contributions                         $ 5,439,156
    Employer contributions                              1,560,706
    Interest and dividend income                          113,759
    Net appreciation in fair value
      of investments                                    2,632,337
                                                      -----------
        Total additions                                 9,745,958
                                                      -----------

Deductions from net assets attributed to:
    Benefits paid                                       1,338,628
                                                      -----------

Net increase                                            8,407,330

Net assets available for benefits
    Beginning of year                                  20,207,604
                                                      -----------
    End of year                                       $28,614,934
                                                      ===========






   The accompanying notes are an integral part of these financial statements.

           KING PHARMACEUTICALS, INC. 401(K) RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.     DESCRIPTION OF PLAN

       The following description of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan, established by King Pharmaceuticals, Inc. (the "Company") as of January 1, 1994, under
       Section 401(k) of the Internal Revenue Code ("IRC") covering substantially all employees who have completed a minimum of one hour of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS

       Participation in the plan is voluntary. Active participants can contribute up to 17% of earnings or $10,500, whichever is lower, to the Plan in accordance with Internal Revenue Code Section 402(g). The Company contributes a discretionary matching percentage of the participant's eligible contributions for the Plan year. Participant rollovers are reported as participant contributions.

       VESTING

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 3 years of credited service.

       INVESTMENT OPTIONS

       The Plan provides participants twelve investment options:

              King Pharmaceuticals, Inc. Common Stock
              Fidelity Advisor Intermediate Bond Fund
              Fidelity Institutional Cash U.S. Government Money Market Fidelity Puritan Fund
              Vanguard Institutional Index Fund
              Janus Worldwide Fund
              Vanguard Intermediate-Term Bond Fund
              Fidelity Institutional Domestic Money Market
              Vanguard Equity Income Fund
              Vanguard Growth Index Fund
              FAM Value Fund
              Lazard International Equity Portfolio Fund

       PARTICIPANT ACCOUNTS

       Participant accounts are credited with units by investment fund for participant contributions, employer contributions, fund transfers or loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant's fund multiplied by the appropriate unit values on the valuation date limited to the amount which can be provided from the participant's vested account.

           KING PHARMACEUTICALS, INC. 401(K) RETIREMENT SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


       PARTICIPANT LOANS RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loan repayment term is for a period not to exceed 5 years or up to 10 years if the purpose of the loan is to acquire a primary residence. The loans are secured by the balance in the participant's accounts and bear interest at a rate of Prime plus 1%. Interest rates on outstanding loans range from 8.75% to 10.50% as of December 31, 2000. Interest earned on principal loans receivable is allocated directly to a participant directed fund. Principal and interest are paid through payroll deductions.

       BENEFIT PAYMENTS

       Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment or as installment payments over a fixed period of time and are recorded when paid.

       FORFEITURES

       The cumulative forfeitures balance of $184,205 as of December 31, 2000 is available to reduce future employer contributions.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The accompanying financial statements have been prepared on the accrual basis and in accordance with generally accepted accounting principles.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan invests in mutual funds and common stocks. Each fund is valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sale price or, if not for sale, at the closing bid price.

       Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       Realized gains and losses are recognized, as reported by the trustee, when units of the funds are sold. The average cost method is used in determining the costs of the units sold.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

           KING PHARMACEUTICALS, INC. 401(K) RETIREMENT SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


       PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

       ADMINISTRATIVE COSTS

       Certain fees for professional services of the Plan in 2000 have been paid by the Company. Additionally, personnel and facilities of the Plan sponsor have been used by the Plan for its administrative activities at no cost to the Plan.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.     TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1996 that the Plan is qualified and that the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended subsequent to the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.     INVESTMENTS

       The following is a summary of investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999:

                                                                   Fair Value       Fair Value
                                                                at December 31,   at December 31,
                                                                      2000             1999
                                                                   -----------      ----------
       Fidelity Institutional Cash U.S. Government Money Market    $ 2,061,707      $1,408,447
       Fidelity Puritan Fund                                         2,611,393       2,073,192
       Vanguard Institutional Index Fund                             4,518,518       4,291,701
       Janus Worldwide Fund                                          3,427,698       3,383,119
       King Pharmaceuticals, Inc. Common Stock                      10,868,436       4,889,591
       Vanguard Equity Income Fund                                   3,344,484       2,592,962

5.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         2000           1999
                                                     -----------    -----------
       Net assets available for benefits per the
         financial statements                        $26,614,934    $20,707,604
       Difference in benefits payable                       --           (1,093)
       Difference in accrued income and expenses            --           (2,898)
                                                     -----------    -----------
       Net assets available for benefits per the
         Form 5500                                   $28,614,934    $20,703,613
                                                     ===========    ===========

       The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

                                                         2000
                                                      ----------
       Benefits paid per the financial
         statements                                   $1,338,628
       Difference in current year                          4,109
                                                      ----------
       Benefits paid per the Form 5500                $1,342,737
                                                      ==========

       The following is a reconciliation of net appreciation in fair value of assets per the financial statements to the Form 5500:

                                                         2000
                                                      ----------
       Net appreciation in fair value of assets
         per financial statements                     $2,632,337
       Difference in current year                          8,100
                                                      ----------
       Net appreciation in fair value of assets
         per the Form 5500                            $2,640,437
                                                      ==========

           KING PHARMACEUTICALS, INC. 401(K) RETIREMENT SAVINGS PLAN SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 2000

                                                                 UNITS          FAIR VALUE
                                                               ---------       ------------
Fidelity Advisory Intermediate Bond Fund                          40,748       $    429,077
Vanguard Intermediate-Term Bond Fund                              14,090            141,183
Fidelity Institutional Cash U.S. Government Money Market       2,061,707          2,061,707
Fidelity Institutional Domestic Money Market                          33                 33
Fidelity Puritan Fund                                            138,683          2,611,393
Vanguard Institutional Index Fund                                 37,430          4,518,518
Janus Worldwide Fund                                              60,283          3,427,698
King Pharmaceuticals, Inc. Common Stock *                        210,270         10,868,436
Vanguard Equity Income Fund                                      136,845          3,344,484
Vanguard Growth Index Fund                                        21,937            670,616
FAM Value Fund                                                     4,029            131,739
Lazard International Equity Portfolio Fund                         3,297             44,383
                                                                               ------------
                                                                                 28,249,267

Participant Loans (with interest rates
          from 8.75% to 10.50%)                                    N/A              170,927
                                                                               ------------
                                                                               $ 28,420,194
                                                                               ============

* Represents allowable party-in-interest.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       KING PHARMACEUTICALS, INC. 401(K) RETIREMENT SAVINGS PLAN


                            Date June 29, 2001
                                 -------------


                            /s/ James R. Lattanzi
                            -----------------------------------
                            James R. Lattanzi
                            Chief Financial Officer